UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Allied Healthcare Products, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019222 10 8

(CUSIP Number)

John D. Weil

4625 Lindell Blvd.

Suite # 335

St Louis MO 63108

(314) 421-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019222 10 8	13D	Page 2 of 12 pages

1	NAME OF REPORTING PERSON John D. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ *See Item 6 below
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,808
	8	SHARED VOTING POWER 883,035, subject to disclaimer in Item 5
	9	SOLE DISPOSITIVE POWER 390,808
	10	SHARED DISPOSITIVE POWER 883,035, subject to disclaimer in Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,273,843, subject to disclaimer in Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 3 of 12 pages

1	NAME OF REPORTING PERSON Richard K. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,998
	8	SHARED VOTING POWER 32,163
	9	SOLE VOTING POWER 276,998
	10	SHARED VOTING POWER 32,163
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 4 of 12 pages

1	NAME OF REPORTING PERSON Mark S. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,602
	8	SHARED VOTING POWER 227,956
	9	SOLE DISPOSITIVE POWER 34,602
	10	SHARED DISPOSITIVE POWER 227,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 5 of 12 pages

1	NAME OF REPORTING PERSON Joseph D. Lehrer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,455
	8	SHARED VOTING POWER 137,736
	9	SOLE DISPOSITIVE POWER 273,455
	10	SHARED DISPOSITIVE POWER 137,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 6 of 12 pages

1	NAME OF REPORTING PERSON Paula K. Weil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 019222 10 8	13D	Page 7 of 12 pages

Note: To the extent pertaining to John D. Weil, Mark S. Weil, Paula K. Weil and Richard K. Weil, this Statement shall be deemed to amend a Schedule 13D filed by such persons on January 23, 2012 (the “2012 13D”).

This Statement relates to the beneficial ownership of the common stock (the “Common Stock”), of Allied Healthcare Products, Inc. a Delaware corporation (the “Issuer”). The persons filing this Statement are John D. Weil, Richard K. Weil, Jr., Paula K. Weil, Mark S. Weil and Joseph D. Lehrer (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This Statement relates to the Common Stock of Allied Healthcare Products, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 1720 Sublette Avenue, St Louis, Missouri 63110.

Item 2. Identity and Background

This Statement is being filed jointly on behalf of the Reporting Persons. The business address of each of the Reporting Persons is c/o John D. Weil, 4625 Lindell Blvd. Suite # 335, St Louis, Missouri 63108.

John D. Weil - John Weil is a self-employed investor and has served as a member of the board of directors of the Issuer since 1997. John Weil is a citizen of the United States.

Richard K. Weil, Jr. - Richard Weil Jr. is retired. Richard Weil, Jr. is a citizen of the United States.

Mark S. Weil - Mark Weil is retired. Mark Weil is a citizen of the United States.

Joseph D. Lehrer – is a corporate attorney and is “of counsel” with the law firm of Greensfelder, Hemker & Gale, P.C. Joseph Lehrer is a citizen of the United States.

Paula Weil – was the sister of Richard Weil, Jr. and Mark Weil. Paula Weil is deceased.

John Weil, Richard Weil Jr., and Mark Weil are all siblings of one another.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 019222 10 8	13D	Page 8 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

All shares of Common Stock reported on this Statement were acquired either using personal funds of the Reporting Persons or by transfers for no consideration from trusts, partnerships or other entities affiliated with the Weil Family, or in the case of John Weil, through the options granted by the Issuer as compensation for his service on the Issuer’s Board of Directors and/or the exercise thereof.

Paula Weil, who reported beneficial ownership of shares of Common Stock of the Issuer on the 2012 Schedule 13D, passed away on November 23, 2016. Shares previously reported as being subject to her sole or shared voting or dispositive power were distributed to trusts for the benefit of her nieces and nephews. All such shares still owned by such trusts are reported in this Statement as being subject to John Weil’s shared voting and dispositive power, subject to the disclaimers and as described in more detail in Item 5 and the footnotes included therein.

On August 20, 2018, John Weil liquidated his interest in and withdrew as a general partner of a family partnership which was reported as being subject to his shared voting and dispositive power in the 2012 Schedule 13D. In connection with this transaction, (i) his shared power over such partnership ceased and (ii) 256,968 shares of Common Stock were transferred without consideration to a trust for the benefit of his descendants and for which Joseph Lehrer serves as sole trustee.

Item 4. Purpose of Transaction.

The shares of Common Stock described in this Statement were originally acquired by the Reporting Persons, or their successors in interests, for the purpose of investment. The transactions described in Item 3 above were effected for estate planning purposes.

The Reporting Persons currently have no present plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) any material change to the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer’s business or corporate structure, (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (i) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of the date on which this schedule was filed and subject to the disclaimers below in this Item 5, the Reporting Persons beneficially own an aggregate of 1,608,826 shares of Common Stock, which represents 39.9% of the Issuer’s issued and outstanding shares of Common Stock as of December 31, 2018, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filings with the Securities Exchange Commission.

CUSIP No. 019222 10 8	13D	Page 9 of 12 pages

Each Reporting Person’s interest in shares of Common Stock is as set forth below:

Reporting Person	Sole Voting and Dispositive Power			Shared Voting and Dispositive Power
	Number of Common Shares		% of Outstanding Common Shares(1)	Number of Common Shares		% of Outstanding Common Shares(1)
John D. Weil	390,808		9.7%	492,227	(2)	12.2%
Richard K. Weil, Jr.	276,998		6.9%	32,163	(3)	0.8%
Paula K. Weil	-		-	-	(4)	-
Mark S. Weil	34,602		0.9%	227,956	(5)	5.7%
Joseph D. Lehrer	273,455	(6)	6.8%	137,736	(7)	3.4%

(1)	The percentages of outstanding shares of Common Stock respect to reporting persons other than John D. Weil are based on a total of 4,013,537 shares of Common Stock issued and outstanding as of December 31, 2018, the last date for which the Issuer has disclosed the number of outstanding shares of Common Stock in any filing with the Securities Exchange Commission. The percentage of outstanding shares of Common Stock disclosed with respect to John D. Weil are based on a total of 4,021,037 shares of Common Stock issued and outstanding as of December 31, 2018, which includes 7,500 shares of Common Stock which John D. Weil has the right to acquire within the next 60 days pursuant to options granted by the Issuer.

(2)	The number of shares of Common Stock over which John Weil has shared voting and dispositive power includes:
(a)	64,118 shares held in a trust for the benefit of John Weil’s spouse and her children and with respect to which John Weil serves as a co-trustee.
(b)	21,647 shares held in a trust for the benefit of descendants of Mark Weil and with respect to which John Weil serves as a co-trustee with Mark Weil.
(c)	32,163 shares held in trusts for the benefit of Richard Weil, Jr. and/or his children with respect to which John Weil serves as co-trustee with Richard Weil, Jr.
(d)	206,309 shares held in a limited partnership with respect to which John Weil serves as a non-controlling general partner. John Weil disclaims any beneficial interest in these shares.
(e)	30,309 shares held by John Weil’s spouse in a revocable trust for her benefit. John Weil disclaims any beneficial ownership in such shares of Common Stock.
(f)	19,757 shares held in trusts for the benefit of children of Mark Weil, of which John Weil serves as co-trustee with Mark Weil.
(g)	117,924 shares held by or for the benefit of other members of John Weil’s extended family. John Weil disclaims any beneficial ownership in such shares.

CUSIP No. 019222 10 8	13D	Page 10 of 12 pages

(3)	The number of shares of Common Stock over which Richard Weil, Jr. has shared voting and dispositive power includes 32,163 shares held in trusts for the benefit of Richard Weil, Jr. and his children and with respect to which Richard Weil, Jr. serves as co-trustee with John Weil.

(4)	Paula Weil passed away on November 23, 2016.

(5)	The number of shares of Common Stock over which Mark Weil has shared voting and dispositive power includes:
(a)	206,309 shares held in a limited partnership with respect to which Mark Weil serves as a general partner with a non-controlling general partner interest.
(b)	21,647 shares held in a trust for the benefit of Mark Weil and with respect to which Mark Weil serves as a co-trustee with John Weil.

(6)	The number of shares of Common Stock over which Joseph Lehrer has sole voting and dispositive power consists of 273,455 shares held in a trust for the benefit of descendants of John Weil. All reporting persons filing this statement other than Mr. Lehrer this Statement disclaim any beneficial ownership in such shares.

(7)	The number of shares of Common Stock over which Joseph Lehrer has shared voting and dispositive power consists of 137,736 shares held in a limited partnership of which descendants of John Weil are limited partners. John Weil and Joseph Lehrer were two of four non-controlling general partners of this limited partnership until July 31, 2018 at which time John Weil resigned as a general partner, leaving Joseph Lehrer as one of three general partners. All reporting persons other than Joseph Lehrer disclaim any beneficial ownership in such shares.

Other than the transactions described in Item 3 above and described below in this Item 5, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Person Effecting the Transaction	Date of Transaction	Type of Transaction / Amount of Securities	Price per Share	How Transaction was Effected

John D. Weil	11/08/2018	Option to purchase 750 shares(1)	(1)	Issuer Grant

(1) On November 8, 2018, John Weil was granted an option to acquire 750 shares of Common Stock at an exercise price of $2.13 per share, the market price of the Common Stock at the time of such grant. Such grant was pursuant to the Issuer’s director stock option plan.

CUSIP No. 019222 10 8	13D	Page 11 of 12 pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendments hereto, a copy of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by this reference.

Joseph Lehrer is “of counsel” with the law firm of Greensfelder, Hemker & Gale, P.C., which provides legal services to the Issuer, John Weil and Richard Weil. Mr. Weil and Mr. Lehrer may be deemed to constitute a group pursuant to the Act and the regulations thereunder.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

The Filing Agreement among the Reporting Persons, dated as of March 14, 2019, is filed herewith.

CUSIP No. 019222 10 8	13D	Page 12 of 12 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

/s/ John D. Weil
John D. Weil

/s/ Richard K. Weil, Jr.
Richard K. Weil, Jr.

/s/ Mark S. Weil
Mark S. Weil

/s/ Joseph D. Lehre
Joseph D. Lehrer

Estate of Paula Weil

John D. Weil
John D. Weil, Executor

EXHIBIT

FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D (including any amendments) need be filed with respect to ownership by each of the undersigned of shares of the common stock of Allied Healthcare Products, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 14, 2019

/s/ John D. Weil
John D. Weil

/s/ Richard K. Weil, Jr.
Richard K. Weil, Jr.

/s/ Mark S. Weil
Mark S. Weil

/s/ Joseph D. Lehre
Joseph D. Lehrer

Estate of Paula Weil

John D. Weil
John D. Weil, Executor